Filed Pursuant to Rule 424(b)(3)
Registration No. 333-157375

GRUBB & ELLIS APARTMENT REIT, INC.
SUPPLEMENT NO. 6 DATED OCTOBER 6, 2010
TO THE PROSPECTUS DATED APRIL 28, 2010

This document supplements, and should be read in conjunction with, our prospectus dated April 28, 2010 relating to our follow-on offering of 105,000,000 shares of our common stock, as supplemented by Supplement No. 1 dated May 17, 2010, Supplement No. 2 dated June 3, 2010, Supplement No. 3 dated June 29, 2010, Supplement No. 4 dated August 23, 2010 and Supplement No. 5 dated September 10, 2010. Unless otherwise defined in this Supplement No. 6, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this Supplement No. 6 is to disclose:

•	the status of our follow-on offering;

•	our acquisition of Mission Rock Ridge Apartments in Arlington, Texas;

•	the declaration of distributions to our stockholders;

•	updates to the “Management of Our Company — Grubb & Ellis and Grubb & Ellis Equity Advisors” section of our prospectus; and

•	an update to our amended and restated share repurchase plan.

Status of Our Follow-on Offering

We commenced our follow-on public offering of shares of our common stock on July 20, 2009. As of September 24, 2010, we had received and accepted subscriptions in our follow-on public offering for 2,599,631 shares of our common stock, or approximately $25,966,000, excluding shares issued pursuant to our distribution reinvestment plan, or DRIP. As of September 24, 2010, 97,400,369 shares remained available for sale to the public pursuant to our follow-on public offering, excluding shares available pursuant to our DRIP. We will sell shares of our common stock in our follow-on public offering until the earlier of July 17, 2011, unless extended by our board of directors for an additional year or as otherwise permitted under applicable law, or the date on which the maximum amount has been sold.

Acquisition of Mission Rock Ridge Apartments

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary — Our Properties” section on page 9 of the prospectus and the “Description of Real Estate” section beginning on page 79 of the prospectus:

As previously disclosed in Supplement No. 5 dated September 10, 2010, we, through Grubb & Ellis Apartment REIT Holdings, L.P., or our operating partnership, entered into definitive agreements on August 27, 2010 to acquire nine multifamily apartment properties from affiliates of MR Holdings, LLC, or MR Holdings, and to acquire substantially all of the assets and certain liabilities of Mission Residential Management, LLC, or Mission Residential Management, including property management agreements, for total consideration valued at approximately $182,357,000, based on purchase price. We are not affiliated with MR Holdings or Mission Residential Management.

On September 30, 2010, we, through G&E Apartment REIT Mission Rock Ridge, LLC, a wholly owned subsidiary of our operating partnership, acquired the first of the nine multifamily apartment properties, Mission Rock Ridge Apartments, located in Arlington, Texas, or the Mission Rock Ridge property, from Mission Rock Ridge, LP, an unaffiliated third party, for a purchase price of $19,857,000, plus closing costs. The remaining eight proposed property acquisitions from MR Holdings and acquisition of substantially all of the assets and certain liabilities of Mission Residential Management are still subject to substantial conditions to closing. There is no assurance that any of these conditions will be satisfied and we currently cannot predict if or when any of these additional proposed acquisitions will close.

Financing and Fees

We financed a portion of the purchase price of the Mission Rock Ridge property with a secured loan of $13,900,000 from Berkadia Commercial Mortgage, LLC through the Freddie Mac Capital Markets Execution Multifamily Standard Rate Lock Loan Program, or the Mission Rock Ridge Loan, and the remaining balance using cash proceeds from our follow-on public offering. In connection with the acquisition, we paid an acquisition fee of approximately $596,000, or 3.0% of the purchase price, to Grubb & Ellis Apartment REIT Advisor, LLC, our advisor, and its affiliate.

The Mission Rock Ridge Loan is evidenced by a promissory note in the principal amount of $13,900,000, or the Mission Rock Ridge Promissory Note, a guaranty agreement and an assignment of management agreement and subordination of management fees agreement and is secured by a multifamily deed of trust, assignment of rents and security agreement and fixture filing. The Mission Rock Ridge Loan has a fixed interest rate of 4.20% per annum and matures on October 1, 2020. Pursuant to the terms of the Mission Rock Ridge Promissory Note, we will pay interest only payments for the first 24 months of the Mission Rock Ridge Loan term and, thereafter, interest and principal payments through the remainder of the Mission Rock Ridge Loan term. If we are unable to pay any monthly principal and/or interest payment within 10 days after such payment is due, we will be required to pay a late charge equal to the lesser of 5.0% of the amount of the delinquent payment or the maximum amount permitted by applicable law. In addition, any payment of principal, interest or required escrow/reserve amounts that remains delinquent for 30 days or more will accrue interest at a default interest rate equal to the lesser of 8.20% per annum or the maximum interest rate permitted by applicable law. Subject to certain lockout periods, if the Mission Rock Ridge Loan is assigned to a Real Estate Mortgage Conduit, or REMIC, before the second anniversary of the startup date of the REMIC, the Mission Rock Ridge Loan may be prepaid in whole but not in part, subject to a prepayment premium period as defined in the Mission Rock Ridge Promissory Note. Additionally, the Mission Rock Ridge Promissory Note includes events of default that are customary for loan agreements of this type.

Description of the Property

The Mission Rock Ridge property is a garden-style apartment community which consists of 226 units, as well as a luxury clubhouse, resort-style pool, fitness facility, limestone sundeck, heated spa, playground, billiards and shuffleboard room and business center, on approximately 12.6 acres. The Mission Rock Ridge property was built in 2004 and as of October 5, 2010, is approximately 97.0% occupied. The property contains approximately 212,000 rentable square feet and the average unit size is 936 square feet.

The Mission Rock Ridge property features eleven floor plans ranging in size from 688 square feet to 1,396 square feet. The Mission Rock Ridge property contains 126 one-bedroom, one-bathroom units, 12 two-bedroom, one-bathroom loft units, 68 two-bedroom, two-bathroom units and 20 three-bedroom, two-bathroom units with studies. There are 30 units that have attached garages. As of October 5, 2010, the Mission Rock Ridge property had an average monthly rent of $854 per unit. The leased space is residential with leases generally ranging from an initial term of six to 12 months.

The Mission Rock Ridge property is comprised of 16 apartment buildings, six garage buildings, a building housing the clubhouse, leasing office, business center, fitness facility and a game room. There are a total of 423 parking spaces, including 102 carports and 133 attached and detached garages. The apartment buildings are two stories and constructed of wood frames with stucco and hardiplank exteriors with stone veneer trim on concrete slab foundations. The roofs are pitched with wood truss framing and asphalt shingles. The landscaping features flowers/plants, mature trees and bushes.

Apartment features include microwaves, patio/balcony, walk-in closets, connections for full size washer/dryer, appliances, wood plank kitchen floors, nine foot ceilings with crown moldings and ceiling fans, and studies and wood burning fireplaces in select units. The Mission Rock Ridge property provides residents with easy access to Interstate 20 and nearby shopping, entertainment and dining options.

Arlington is the third largest city in the Dallas-Fort Worth metropolitan area. Dallas-Fort Worth is the largest metropolitan area in Texas and the fourth largest in the nation. As of 2009, the U.S. Census Bureau estimates the population of Arlington to be approximately 380,000. The city is home to the Texas Rangers baseball team, Six Flags, Hurricane Harbor, Nokia Theater, and the new Cowboys Stadium which have all contributed to Arlington becoming the entertainment center of the Dallas-Fort Worth metropolitan area. Arlington is equal distance between Dallas and Fort Worth.

We believe the Mission Rock Ridge property generally competes with six other similar residential properties: Arbrook Park, Providence in the Park, Franciscan of Arlington, Spyglass, Falcon Lakes, and Towne Crossing Apartments. All of these properties have similar amenities to those found at the Mission Rock Ridge property. In order to compete with these properties, we intend to continue to maintain the Mission Rock Ridge property to high physical standards, actively market the property to increase tenancy and focus on maintaining high levels of customer service. We anticipate that this strategy, along with the strong demand for housing, should keep the Mission Rock Ridge property competitive in the market.

Mission Residential Management, an affiliate of MR Holdings, serves as property manager of the Mission Rock Ridge property. We will pay Mission Residential Management 3.0% of the monthly gross cash receipts generated by the Mission Rock Ridge property. In addition, we shall pay Mission Residential Management a construction management fee equal to 5.0% of the total contract amount for non-recurring capital expenditure contracts exceeding $25,000. As mentioned above, we currently intend to acquire substantially all of the assets, including property management agreements, and certain liabilities of Mission Residential Management; however, we cannot provide any assurance that we will be able to acquire such assets and liabilities of Mission Residential Management.

We currently have no plans for renovating, developing or expanding the Mission Rock Ridge property. In the opinion of management, the property is adequately covered by insurance. We obtained a Phase I environmental survey and are generally satisfied with the environmental status of the property. We also obtained a property condition report and are generally satisfied with its conclusions.

For federal income tax purposes, the depreciable basis in the Mission Rock Ridge property will be approximately $19,185,000. We calculate depreciation for income tax purposes using the straight line method. We depreciate buildings and land improvements based upon estimated useful lives of 27.5 and 15 years, respectively. Real estate taxes on the property for 2009 were $375,000 at a rate of 2.55%.

Declaration of Distributions

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary — Distribution Policy” section on page 12 of the prospectus, the “Our Performance — Information Regarding Our Distributions” section beginning on page 61 of the prospectus and the “Investment Objectives, Strategy and Criteria — Distributions” section beginning on page 77 of the prospectus:

Effective as of September 24, 2010, our board of directors authorized a daily distribution to our stockholders of record as of the close of business on each day of the period commencing on October 1, 2010 and ending on December 31, 2010. The distributions will be calculated based on 365 days in the calendar year and will be equal to $0.0016438 per share of common stock, which is equal to an annualized distribution rate of 6.0%, assuming a purchase price of $10.00 per share. These distributions will be aggregated and paid in cash monthly in arrears. The distributions declared for each record date in the October 2010, November 2010 and December 2010 periods will be paid in November 2010, December 2010 and January 2011, respectively, only from legally available funds.

Management of Our Company

The “Management of Our Company — Grubb & Ellis and Grubb & Ellis Equity Advisors” section beginning on page 93 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

Grubb & Ellis and Grubb & Ellis Equity Advisors

Our sponsor, Grubb & Ellis, is headquartered in Santa Ana, California and is one of the nation’s leading commercial real estate services and investment companies. With more than 130 owned and affiliate offices worldwide, Grubb & Ellis offers property owners, corporate occupants and investors comprehensive integrated real estate solutions, including transaction, management, consulting and investment advisory services supported by proprietary market research and extensive local market expertise.

Grubb & Ellis and its subsidiaries are leading sponsors of real estate investment programs that provide individuals and institutions the opportunity to invest in a broad range of real estate investment vehicles, including public non-traded real estate investment trusts, mutual funds and other real estate investment funds.

Grubb & Ellis is listed on the New York Stock Exchange, or NYSE, under the ticker symbol “GBE.”

The following individuals serve as the executive officers of Grubb & Ellis, Grubb & Ellis Equity Advisors, or other Grubb & Ellis affiliated entities, and, as such, perform services for us.

Name	Age*	Position

Thomas D’Arcy	50	Chief Executive Officer, President and Director of Grubb & Ellis; Chairman of Grubb & Ellis Equity Advisors
Michael J. Rispoli	38	Chief Financial Officer and Executive Vice President of Grubb & Ellis; Chief Financial Officer of Grubb & Ellis Equity Advisors
Matthew A. Engel	43	Executive Vice President of Finance of Grubb & Ellis
Jacob Van Berkel	50	Executive Vice President, Chief Operating Officer and President, Real Estate Services, of Grubb & Ellis
Andrea R. Biller	60	General Counsel, Executive Vice President and Secretary of Grubb & Ellis; Executive Vice President and Secretary of Grubb & Ellis Equity Advisors; Secretary of Grubb & Ellis Securities
Jeffrey T. Hanson	39	Executive Vice President, Investment Programs, of Grubb & Ellis; President of Grubb & Ellis Equity Advisors; President and Chief Executive Officer of Triple Net Properties Realty, Inc.
Stanley J. Olander, Jr.	56	Executive Vice President, Multifamily Division, of Grubb & Ellis
Richard Arnitz	46	Interim Chief Executive Officer and President of Grubb & Ellis Securities

*	As of October 6, 2010.

For biographical information regarding Mr. Olander and Ms. Biller, see “— Directors and Executive Officers.” Below is a brief description of the other executive officers of Grubb & Ellis and Grubb & Ellis Equity Advisors and other Grubb & Ellis affiliated entities identified above.

Thomas D’Arcy has served as the President and Chief Executive Officer and as a director of Grubb & Ellis since November 16, 2009 and as the Chairman of Grubb & Ellis Equity Advisors since January 2010. Since April 2008, Mr. D’Arcy has been the non-executive Chairman of the Board of Directors of NYSE-listed Inland Real Estate Corporation, where he has also been an independent director since April 2005. Mr. D’Arcy has over 20 years of experience acquiring, developing and financing all forms of commercial and residential real estate. He is currently a principal in Bayside Realty Partners, a private real estate company focused on acquiring, renovating and developing land and income producing real estate primarily in the New England area. From 2001 to 2003, Mr. D’Arcy was President and Chief Executive Officer of Equity Investment Group, a private real estate company owned by an investor group which included The Government of Singapore, The Carlyle Group and Northwestern Mutual Life Insurance Company. Prior to his tenure with Equity Investment Group, Mr. D’Arcy was the Chairman of the Board of Directors, President and Chief Executive Officer of Bradley Real Estate, Inc., a Boston-based real estate investment trust traded on the NYSE, from 1989 to 2000. Mr. D’Arcy received his B.A. degree in Political Science from Bates College.

Michael J. Rispoli has served as the Chief Financial Officer and Executive Vice President of Grubb & Ellis since August 2010, having served as its Senior Vice President, Strategic Planning and Investor Relations since December 2007 and serving in the same capacity for NNN Realty Advisors from May 2007 to April 2010. Mr. Rispoli has also served as Chief Financial Officer of Grubb & Ellis Equity Advisors since June 2009. In connection with serving in his capacity as the Chief Financial Officer of Grubb & Ellis Realty Investors from October 2008 to April 2010, Mr. Rispoli served as the principal financial officer of NNN 2003 Value Fund, LLC from October 2008 to April 2010 and as principal accounting officer of NNN 2002 Value Fund, LLC from September 2009 to April 2010. From 2000 to May 2007, Mr. Rispoli was executive director and corporate controller of Conexant Systems, Inc., a publicly traded semiconductor company with $1 billion in annual revenue. Mr. Rispoli began his career as manager of audit and business assurance services at PricewaterhouseCoopers LLP in 1993. A certified public accountant in the State of New Jersey (inactive), Mr. Rispoli holds a B.S. degree from Seton Hall University.

Matthew A. Engel has served as the Executive Vice President of Finance of Grubb & Ellis since August 2010, having served as its Interim Chief Financial Officer and Senior Vice President, Accounting and Finance and Chief Accounting Officer since May 2010 and November 2008, respectively. From 2001 to October 2008, Mr. Engel held various finance and accounting positions at H&R Block, Inc., most recently as Senior Vice President and Chief Financial Officer of the Mortgage Services Segment. At H&R Block, Inc., Mr. Engel also held the title of Vice President, Controller of the Mortgage Services Segment and Chief Accounting Officer for the parent company. Prior thereto, Mr. Engel spent eight years, from 1993 to 2001, in various finance and accounting positions at NYSE-listed DST Systems, Inc., a provider of information processing and computer software services and products to financial services companies. Mr. Engel began his career in 1990 in the audit department of PriceWaterhouseCoopers LLP. A certified public accountant in the State of Missouri (inactive), Mr. Engel received a B.A. degree in Accounting from the University of Northern Iowa.

Jacob Van Berkel has served as the Executive Vice President, Chief Operating Officer and President, Real Estate Services of Grubb & Ellis since February 2008, having served as the Executive Vice President, Human Resources and Operations, of Grubb & Ellis since December 2007 and as Senior Vice President, Human Resources, of NNN Realty Advisors since August 2007. Mr. Van Berkel joined NNN Realty Advisors to oversee the integration of Grubb & Ellis and NNN Realty Advisors. From 2002 until he joined NNN Realty Advisors, Mr. Van Berkel served as the Senior Vice President, Human Resources, of CB Richard Ellis. Including his experience at CB Richard Ellis, he has more than 25 years of experience in human resources. Mr. Van Berkel is responsible for the strategic direction of all Grubb & Ellis human resources initiatives, including training, recruiting, employee relations, compensation and benefits. He received a B.S. degree in Business Administration — Finance from San Diego State University.

Jeffrey T. Hanson has served as the Executive Vice President, Investment Programs, of Grubb & Ellis since December 2007 and as the Chief Executive Officer and President of Grubb & Ellis Equity Advisors since June 2009. In addition, he has served as the President and Chief Investment Officer of Grubb & Ellis Realty Investors since January 2008 and November 2007, respectively, and has served in various capacities within the Grubb & Ellis organization since July 2006. Mr. Hanson’s responsibilities include managing Grubb & Ellis’ real estate portfolio and directing acquisitions and dispositions nationally for Grubb & Ellis’ public and private real estate programs. Mr. Hanson has also served as the Chief Executive Officer and Chairman of the Board of Directors of Grubb & Ellis Healthcare REIT II, Inc. since January 2009. From 1997 to July 2006, prior to Grubb & Ellis’ December 2007 merger, Mr. Hanson served as Senior Vice President with Grubb & Ellis Company’s Institutional Investment Group in the firm’s Newport Beach office. While with that entity, he managed investment sale assignments throughout Southern California and other Western U.S. markets for major private and institutional clients. Mr. Hanson is a member of the Sterling College Board of Trustees and formerly served as a member of the Grubb & Ellis President’s Counsel and Institutional Investment Group Board of Advisors. Mr. Hanson received a B.S. degree in Business from the University of Southern California with an emphasis in Real Estate Finance.

Richard Arnitz has served as the Interim Chief Executive Officer and President of Grubb & Ellis Securities since August 2010, having served as its Executive Vice President of sales since March 2008. Mr. Arnitz joined Grubb & Ellis Securities as Senior Vice President of national accounts in March 2007. Mr. Arnitz has more than 20 years of experience in the financial services industry, having previously served as president of Cole Capital Markets, where he was responsible for the direction of sales, service and marketing from 2005 until March 2007. He also served in multiple capacities with American International Group, Inc. for more than 15 years on both the broker-dealer and product manufacturing sides of the business from 1988 to 2005. Mr. Arnitz received a B.A. degree in Business Administration from Arizona State University.

Share Repurchase Plan

The tenth paragraph of the “Share Repurchase Plan” section beginning on page 121 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

If there are insufficient funds to honor all repurchase requests, pending requests will be honored among all requests for repurchase in any given repurchase period as follows: first, pro rata as to repurchases sought upon a stockholder’s death; next, pro rata as to repurchases sought by stockholders with a qualifying disability; and, finally, pro rata as to other repurchase requests. In accordance with the discretion given it under the share repurchase plan, our board of directors has determined to repurchase shares, in connection with share repurchase requests submitted during 2009 and the first, second and third quarters of 2010, only with respect to requests made in connection with a stockholder’s death or qualifying disability, as determined by our board of directors and in accordance with the terms and conditions set forth in the share repurchase plan. Our board of directors determined that it is in our best interest to conserve cash and therefore no other repurchases requested during or prior to 2009 or the first, second or third quarters of 2010 will be made. Our board of directors considers requests for repurchases quarterly. If a stockholder previously submitted a request for repurchase of his or her shares that has not yet been effected, we will consider those requests at the end of the fourth quarter of 2010, unless the stockholder withdraws the request.

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